Exhibit 99.2

ASX Market Announcement

CANCELLATION BLOCKSHINE HEALTH JV AGREEMENT

Melbourne, 6 August 2019, Genetic Technologies Limited (‘GTG’ or ‘Company’) provides the following update on the current suspension of its securities from trading on ASX and announces the cancellation of the Blockshine Health Joint Venture Agreement.

In December 2018, a Joint Venture Agreement was executed between GTG’s wholly-owned subsidiary Gene Ventures Pty. Ltd. and Blockshine Technology Corporation. GTG’s obligation under that Agreement was to provide $250,000 in seed funding to joint venture vehicle Blockshine Health Pty Ltd (BSH) for a 49% ownership interest, which was forwarded on 4 January 2019. GTG was to gain economic benefits from the JV by leveraging GTG’s existing Genetic Testing Platform and existing CLIA approved laboratory.

The Company considers that BSH was an associate of a related party of the Company on the basis that:

•                  Mr. Sam Lee was a director and related party of GTG as at the JV agreement date; and

•                  The spouse of Sam Lee who was also a related party of GTG as at the JV agreement date held 100% of shares in Blockshine Technology;

•                  Blockshine Technology is a related party of GTG by virtue of being an entity controlled by a related party of GTG; and

•                  BSH is a subsidiary of Blockshine Technology which holds 51% of shares in BSH.

On the date of the Company’s entry into the JV Agreement, the Company breached ASX Listing Rule 10.1.4 by virtue of its agreement to make the payment of AU$250,000 under the JV Agreement to BSH, an associate of a related party of the Company, without first obtaining the approval of the shareholders of the Company.

At the time of negotiating and entering into the JV Agreement, the Company sought legal advice from its former lawyers, who drafted the JV Agreement and provided legal advice on the transaction. At no stage was the requirement to obtain shareholder approval for the purposes of ASX Listing Rule 10.1.4 raised by GTG’s former legal advisors or considered by GTG. The Company considers the breach an unfortunate and inadvertent oversight.

The Company also notes that an investment amount of just AU$15,000 less (AU$235,000) into BSH would not have required approval under ASX Listing Rule 10.1 and thus not breached the ASX Listing Rules.

Genetic Technologies Limited	60-66 Hanover Street
www.gtglabs.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000

ASX suspended the Company for breach of Listing Rule 10.1 on 2 August 2019 and required the Company to take corrective action. One form of corrective action was to cancel the transaction. Accordingly, the Company has taken such corrective action in that the JV Agreement has been terminated effective 6 August 2019.

GTG did not receive any formal requests for resources or further input or consideration into any blockchain based projects via the Blockshine Health Joint Venture.  As such, GTG has been very focused on its core genetic testing business activities this past calendar year and considers termination of the JV Agreement will have no material adverse impact on Company operations.

ENDS

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. GTG offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company’s lead products GeneType for Breast Cancer for non-hereditary breast cancer and GeneType for Colorectal Cancer are clinically validated risk assessment tests and are first in class.

Genetic Technologies is developing a pipeline of risk assessment products.

For more information, please visit www.gtglabs.com